NEWS RELEASE

Brightstar Lottery PLC Announces Successful
Pricing of €500,000,000 of Senior Secured Notes Due 2032

LONDON – September 9, 2026 – Brightstar Lottery PLC (NYSE:BRSL) ("Brightstar") announced the successful pricing of €500,000,000 4.875% Senior Secured Notes due 2032 to be issued by Brightstar and to be guaranteed on a senior basis by certain of Brightstar's wholly-owned subsidiaries (the "Notes"). The Notes were priced at 99.360% of their nominal amount. Application has been made for the Notes to be listed on the Official List of Euronext Dublin and admitted to trading on the Global Exchange Market of Euronext Dublin.

Settlement of the Notes is subject to customary market and other closing conditions and is expected to occur on September 17, 2026.

Brightstar intends to use the gross proceeds from the sale of the Notes (i) to pay the purchase price for the Regulation S interests in its outstanding 2.375% Senior Secured Notes due 2028 pursuant to the tender offer announced by Brightstar on September 8, 2026 (the "Tender Offer") and accrued and unpaid interest thereon, (ii) to repay utilizations under its senior revolving credit facilities and (iii) to pay fees and expenses incurred in connection with the offering (the "Offering") and sale of the Notes and the tender offer.

The Notes are not being, and will not be, offered or sold in the United States. Nothing in the offering memorandum relating to the Offering (the "Offering Memorandum") constitutes an offer to sell or the solicitation of an offer to buy the Notes in the United States or any other jurisdiction. The Notes may not be offered, sold or delivered in the United States absent registration under, or an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The Notes have not been, and will not be, registered under the Securities Act or the securities laws of any state or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. Persons (as defined in Regulation S under the Securities Act).

MiFID II Product Governance / Professional Investors and ECPs Only Target Market – Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No key information document has been prepared as the Notes are not available to retail investors in the European Economic Area (the "EEA").

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of

MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the "PRIIPs Regulation") for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

U.K. MiFIR Product Governance / Professional Investors and ECPs Only Target Market – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No disclosure document has been prepared as the Notes are not available to retail investors in the United Kingdom.

The Notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to, any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is either one (or both) of the following: (i) not a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 ("EUWA"); or (ii) not a "qualified investor" as defined in paragraph 15 of Schedule 1 of the Public Offers and Admissions to Trading Regulations 2024. Consequently, no disclosure document required by the FCA Product Disclosure Sourcebook ("DISC") for offering, selling or distributing the Notes or otherwise making them available to retail investors in the United Kingdom may be unlawful under DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024. References to Regulations or Directives include, in relation to the United Kingdom, those Regulations or Directives as they form part of United Kingdom domestic law by virtue of the EUWA or have been implemented in United Kingdom domestic law, as appropriate.

No action has been or will be taken in any jurisdiction in relation to the Notes to permit a public offering of securities.

OFFER AND DISTRIBUTION RESTRICTIONS

Neither this news release nor the Offering Memorandum constitutes an offer to sell, or a solicitation of an offer to buy, any security, nor shall there be any sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The distribution of this news release and the Offering Memorandum into certain jurisdictions may be restricted by law. Persons into whose possession this news release comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

United Kingdom

The communication of this news release, the Offering Memorandum and any other documents or materials relating thereto is not being made, and such documents or materials have not been approved, by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000, as amended (the "FSMA"). Accordingly, such documents or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents or materials is exempt from the restriction on financial promotions under Section 21 of the FSMA on the basis that it is only directed at and may be communicated to (i) persons who have professional experience in matters relating to investments, being investment professionals as defined in Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order"); (ii) persons who fall within Article 43(2) of the Financial Promotion Order; or (iii) any other persons to whom these documents or materials may lawfully be made under the Financial Promotion Order. Any investment or investment activity to which this news release or the Offering Memorandum relates is available only to such persons or will be engaged only with such persons and other persons should not rely on it.

European Economic Area

In member states of the EEA, this news release and the Offering Memorandum is only addressed to and directed at persons who are "qualified investors" within the meaning of Article 2(e) Regulation (EU) 2017/1129 (as amended), together with any applicable implementing measures in any Member State. The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with qualified investors. This news release should not be acted upon or relied upon in any member state of the EEA by persons who are not qualified investors.

Italy

None of the Offering, this news release or any other document or materials relating to the Offering have been or will be submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to Italian laws and regulations. The Offering is being carried out in Italy as an exempted offer pursuant to Article 101-bis, paragraph 3-bis of Legislative Decree No. 58 of February 24, 1998, as amended, and Article 35-bis, paragraph 3 of CONSOB Regulation No. 11971 of 14 May 1999, as amended.

About Brightstar Lottery PLC

Brightstar Lottery PLC (NYSE:BRSL) is a global leader in lottery focused on innovation and forward-thinking strategies and solutions, building on our renowned expertise in delivering secure technology and producing reliable, comprehensive solutions for our customers. As a premier pure play global lottery company, our best-in-class lottery operations, retail and digital solutions, and award-winning lottery games enable our customers to achieve their goals, entertain players and distribute meaningful benefits to communities. Brightstar has a well-established local presence and is a trusted partner to governments and regulators around the world, creating value by adhering to the highest standards of service, integrity, and responsibility. Brightstar serves nearly 90 lottery customers and their players on six continents. It is the primary technology provider to 26 of the 46 lottery jurisdictions in the U.S. and eight of the world's 10 largest lotteries with central systems. Brightstar has approximately 6,000 employees. For more information, please visit www.brightstarlottery.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Brightstar Lottery PLC and its consolidated subsidiaries (the "Company") and other matters. All statements, other than statements of historical facts, included in this news release that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements represent management's good faith expectations, projections, guidance or beliefs concerning future events, and it is possible that the results described in this news release will not be achieved. Specifically, the Company cannot assure you that the proposed transactions described above, including the successful completion of the Offering and the Tender Offer or, in the case of the Offering, will be made on the terms the Company currently contemplates, if at all. Information concerning these risks and other factors can be found in the Offering Memorandum and the tender offer memorandum with respect to the Tender Offer and the documents filed or furnished by the Company from time to time with the SEC, including the Company's latest annual report on Form 20-F, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.brightstarlottery.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company's business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

Contact:
Mike DeAngelis, Corporate Communications, +1 (401) 392-1000, mike.deangelis@brightstarlottery.com
Matteo Selva, Italian media inquiries, +39 366 6803635
James Hurley, Investor Relations, +1 (401) 392-7190

© 2026 Brightstar Lottery PLC